Exhibit (i)(iii)

SECOND AMENDMENT TO MASTER SERVICES AGREEMENT

OF JANUARY 1, 2006

This amendment is made effective January 1, 2011 by and among Thrivent Financial for Lutherans, a Wisconsin fraternal benefit society (“Thrivent Financial” or “TFL”), and its wholly-owned subsidiary, Thrivent Life Insurance Company (“TLIC” or “COMPANY”).

First: That the Master Service Agreement dated January 1, 2006 be amended as follows:

1.	By striking out the whole of Section 1.3 as it now exists and inserting in lieu thereof a new Section 1.3 as follows:

1.3.	COMPANY shall pay TFL for services rendered hereunder according to the Exhibit. Except as otherwise provided in Exhibit A, TFL shall invoice COMPANY, not later then, fifteen (15) days after the end of each month. Payments for services rendered are due to TFL within 30 days of the previous month end (or 30 days from the invoice date). If payment cannot be made within 90 days of the due date, COMPANY shall notify TFL in writing of the amount due and the anticipated payment date to settle the outstanding charges. Unless a service is charged at actual time and materials, the Exhibit will not be adjusted unless, at the request of COMPANY, there is a net change in the TFL resources allocated during the year.

In Witness Whereof, the parties have executed this Agreement effective as of January 1, 2011.

Thrivent Financial for Lutherans

By:	/s/ Paul B. Zastrow
Name:	Paul B. Zastrow
Title:	Vice President and Treasurer

Thrivent Life Insurance Company

By:	/s/ Paul B. Zastrow
Name:	Paul B. Zastrow
Title:	Treasurer